FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of March 2008
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated March 11, 2008 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: March 11, 2008

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Board Meeting for consideration of Accounts

March 11, 2008

Sc-15594

Dear Sirs,

Raising of additional long term resources Rs.4,000 crores

Pursuant to clause 22 of the Listing Agreement, a copy of the Press Release issued by the Company dated March 11, 2008 on the subject is attached herewith which is self-explanatory.

Yours faithfully,

Tata Motors Limited

H K Sethna

Company Secretary

RAISING OF ADDITIONAL LONG TERM RESOURCES RS.4,000 CRORES

The Board of Directors, at its meeting held on March 11, 2008, has in principle approved, subject to other approvals as may be required, raising of additional long term resources upto Rs.4,000 crores by issue of appropriate securities in the foreign and/or domestic market in one or more tranches on terms to be decided by the Board/Committee of Directors in due course as also the consequent increase in the Authorised Capital of the Company.

The Company has major growth plans for expanding its position in the domestic and global markets in both the commercial vehicle and passenger vehicle business. This will be achieved by upgrading and enhancing the Company's product portfolio, expanding manufacturing facilities in India and strategic acquisitions/alliances in India and abroad. Whilst this may require incurrence of expenditure for organic growth over the next 3-4 years, the acquisition opportunities will have to be financed upfront. The said funds are being raised to part-finance overall funding requirements to meet some of the strategic plans.

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All statements contained herein that are not statements of historical fact constitute "forward-looking statements". All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.

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